FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006
Commission File Number: 001-32741

Teléfonos de México, S.A. de C.V.
(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico
(Translation of Registrant’s Name into English)

Parque Vía 190
Colonia Cuauhtémoc
México City 06599, México, D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....x.....Form 40-F ........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No.....x.....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Teléfonos de México, S.A de C.V.
A Mexican Company

MATERIAL FACT

Mexico City, October 20, 2006. Teléfonos de México, S.A. de C.V. (BMV:TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL), as controlling shareholder of Embratel Participações S.A. (“EMBRAPAR”), and Telmex Solutions Telecomunicações Ltda., as Offeror of the voluntary tender offer under different procedures for the purchase of all of the common and preferred shares of EMBRAPAR, launched concurrently in Brazil and the United States on October 3, 2006 (“Voluntary Tender Offer”), considering the terms of the material fact announced by EMBRAPAR on October 19, 2006, hereby announce to the public and to shareholders of EMBRAPAR that the Voluntary Tender Offer remains in effect under the same terms and conditions.

TELMEX is the leading Telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2006	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/ Adolfo Cerezo Pérez Name: Adolfo Cerezo Pérez Title: Chief Financial Officer